[DEMAND MEDIA, INC. LETTERHEAD]

December 18, 2012

VIA EDGAR AND FEDEX DELIVERY

Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief

Re:	Demand Media, Inc.
Annual Report on Form 10-K for fiscal year ended December 31, 2011 (File No. 001-35048)

Ladies and Gentlemen:

On behalf of Demand Media, Inc. (the “Company” or “Demand Media”), we are hereby responding to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 21, 2012 (“Comment Letter”) with respect to the Company’s Annual Report on Form 10-K (File No. 001-35048) for the fiscal year ended December 31, 2011 (the “Form 10-K”) and filed with the Commission on February 24, 2012. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2011

Signatures, page 72

1.
The signatures on behalf of your principal executive officer, principal financial officer, controller and directors are not dated. We note that this is true of your Form 10-K for the prior year. Please explain these omissions. In addition, please confirm that in future filings the signature page will conform to the requirements of Form 10-K in this regard.

Response: In response to the Staff’s comment relating to the signatures of the Company’s principal executive officer, principal financial officer, controller and directors under the heading “Power of Attorney” included in the Company’s Form 10-K, such signatures were obtained prior to filing the Form 10-K and should have reflected the filing date for the Form 10-K of February 24, 2012, consistent with the date of the signature of the Company’s chief executive officer under the heading “Signatures”. The February 24, 2012 date was inadvertently excluded from the signature lines of each of the Company’s principal executive officer, principal financial officer, controller and directors included on the signature page. The Company is now aware of the inadvertent omission of the date on the signature page and confirms that the signature page included in future filings will conform to the requirements of Form 10-K in this regard.

Selected Financial Data

Non-GAAP Financial Measures, page 40

2.
Tell us what considerations you gave to specifically disclosing in the notes to your reconciliation of non-GAAP financial measures that you have excluded the direct costs of media content acquisitions, consistent with the disclosure in your Form S-1/A 333-168612.

Response: The Company advises the Staff that it amended the disclosure in Footnote 2 of its non-GAAP financial measure table included in its Form 10-K as compared to a corresponding foonote in its Form S-1/A 333-168612 (the “S-1”) in order to provide enhanced disclosure regarding the $5.9 million of accelerated non-cash amortization expense associated with the removal of certain media content intangible assets from service during the fourth quarter of 2011, which was also disclosed elsewhere in the Form 10-K.  The Company believes that the introductory disclosures regarding the Company’s non-GAAP financial measures provided on page 39 of its Form 10-K contain a detailed description of both the fact that amortization expense is excluded in the calculation of Adjusted OIBDA generally, and that the excluded amortization expense is comprised, in part, of media content acquisition costs.  These introductory disclosures immediately precede the table in question that contains the Company’s non-GAAP financial measures. In addition, Footnote 2 on page 40 does not purport to describe the components of amortization expense (but instead it highlights the removal of certain media content intangible assets from service during 2011 as described above). Other portions of our Form 10-K contain information regarding the circumstances under which we capitalize content acquisition costs and that the amortization of these content acquisition costs constitutes a significant component of our total amortization expense. Accordingly, we believe that the disclosure in our Form 10-K regarding the reconciliation of non-GAAP financial measures was clear and complete.  Nevertheless, to the extent applicable in future filings, the Company will add the following language to the footnote disclosures in the reconciliation table relating to its non-GAAP financial measures:  “Represents the amortization expense of our finite lived intangible assets, including that related to our investment in media content assets, included in our GAAP results of operations.”

In responding to the Staff’s comments, the Company hereby acknowledges that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (310) 917-6476 or by fax at (310) 395-6249 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Zemetra
____________________________
Michael Zemetra
Chief Accounting Officer

cc:	Richard M. Rosenblatt, Demand Media, Inc.
Mel Tang, Demand Media, Inc. Matthew Polesetsky, Demand Media, Inc.
W. Alex Voxman, Esq., Latham & Watkins LLP Bud Swartz, PricewaterhouseCoopers LLP